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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                      CINRAM REPORTS FIRST QUARTER RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO (MAY 9, 2005) - Cinram International Inc. (TSX: CRW) today reported its results for the first quarter ended March 31, 2005. Consolidated revenue was $453.8 million, down from $462.2 million in 2004 and net earnings were $4.1 million, or $0.07 per share, down from $15.0 million or $0.27 per share in 2004.

"Our first quarter results were in line with lower volume expectations due to the seasonality of our business. We benefited from an unusually strong first quarter last year, which made it a tough comparable for 2005," said Cinram chief executive officer Isidore Philosophe. "Because of that seasonality, Cinram has traditionally generated stronger results in the second half of the year and we are confident that this year will be no exception," concluded Philosophe.

Cinram generated earnings before interest, taxes and amortization (EBITA(1)) of $74.3 million in the first quarter compared with $88.4 million in the prior year, and earnings before interest and taxes (EBIT(2)) of $18.5 million compared with $35.3 million in the first quarter of 2004.

INDUSTRY SEGMENTS
DVD sales for the first quarter were down four percent to $224.1 million from $233.5 million in 2004 owing to lower unit shipments and lower average selling prices. DVDs accounted for 49 percent of first quarter consolidated revenue compared with 51 percent last year. VHS video cassette sales declined 63 percent to $7.1 million from $19.0 million in the first quarter of 2004.

Cinram's CD sales (audio and ROM) increased eight percent in the first quarter to $73.1 million from $67.4 million in the previous year period principally due to the addition of EMI's business in the United States, which was partially offset by a 38 percent decline in CD-ROM sales. CDs accounted for 16 percent of Cinram's first quarter consolidated revenue, up from 15 percent in 2004. Audio cassette sales were down 52 percent to $1.6 million from $3.3 million in 2004.

In keeping with the seasonal nature of our customers' release schedules, as well as the impact of the change in packaging mix, revenue from Ivy Hill, included in the Printing segment, was down 19 percent to $51.9 million from $64.3 million in 2004. The Printing segment accounted for 11 percent of consolidated revenue down from 14 percent in the comparable 2004 period.

Distribution revenue nearly doubled in the first quarter to $59.9 million from $30.8 million in 2004, and represented 13 percent of consolidated revenue up from seven percent in 2004. New European business from Twentieth Century Fox Home Entertainment and the acquisition of The Entertainment Network contributed to the significant increase in distribution revenue relative to the first quarter of 2004.



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The Other segment, which includes Giant Merchandising Inc. and other non-core revenue, generated revenue of $36.1 million in the first quarter, down from $43.9 million in the prior year period. Revenue from the Other segment represented eight percent of consolidated sales compared with nine percent in 2004.

GEOGRAPHIC SEGMENTS

North American revenue was down eight percent in the first quarter to $351.7 million from $381.6 million in 2004 as a result of lower DVD and VHS shipments, lower average selling prices and a decline in printing revenue from Ivy Hill, all of which were partially offset by growth in the Distribution segment. North American revenue represented 78 percent of consolidated sales in the first quarter, down from 83 percent in 2004 as a result of stronger European sales.

In Europe, first quarter revenue increased 27 percent to $102.1 million from $80.6 million in 2004, largely due to new business from Twentieth Century Fox Home Entertainment, the acquisition of The Entertainment Network, and to a lesser extent, an increase in CD revenue. European revenue represented 22 percent of consolidated sales in the first quarter of 2005, up from 17 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS

First quarter gross profit margins declined to 17 percent from 21 percent in 2004 due to lower DVD and VHS shipments, lower average selling prices, and a decline in printing revenue from Ivy Hill along with a change in packaging mix to lower margin type packaging. The Company also recorded a credit of $5.7 million in cost of goods sold in the first quarter as a result of the settlement of a patent dispute. Amortization of capital assets increased to $38.1 million from $33.4 million in the first quarter of 2004 largely due to additions to capital assets that were made during 2004.

Selling, general and administrative expenses were $35.8 million in the first quarter down from $41.6 million in the comparable 2004 period. The Company also recorded an expense of $3.9 million under unusual items in the first quarter of 2005 related to the April closure of a printing facility in Amityville, New York.

Interest expense for the quarter was $13.1 million compared with $13.4 million in the first quarter of 2004 as lower debt balances were offset by rising floating interest rates.

The Company invested $15.0 million for capital assets in the first quarter primarily for distribution equipment to accommodate new business with Twentieth Century Fox Home Entertainment in Europe. Total cash capital spending for the first quarter was $33.3 million, including payments of $18.3 million that were carried over from the Company's 2004 capital spending budget.

Cinram's debt balance at March 31, 2005, was $880.6 million. The Company borrowed net proceeds of $24.0 million from its revolving credit facility in the first quarter to finance capital spending and working capital requirements, and subsequently repaid the advance in full in April. Cinram also made debt prepayments of $15.5 million subsequent to quarter end, and its current debt balance stands at $841.1 million.


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SUBSEQUENT EVENT

On April 25, 2005, Cinram announced that it was to formally evaluate the possibility of converting the Company to an income trust type structure. The Company is still in the early stages of conducting its evaluation, and there can be no assurance that the Company will convert from its present form into an income trust type structure.

SHARE VOLUME DATA

For the first quarter ended March 31, 2005, the basic weighted average number of Cinram shares outstanding was 56.9 million compared with 56.2 million in 2004.

DIVIDEND

The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on June 30, 2005, to the shareholders of record at the close of business on June 15, 2005.

MAY 10 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss its first quarter results on Tuesday, May 10, at 8 a.m. To participate, please dial (416) 640-1907 or 1 800 814-4860. The call will also be webcast live at www.cinram.com.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                     Three months ended March 31
                                                     ---------------------------
(unaudited, in thousands of U.S. dollars)               2005             2004
                                                      --------         --------
EBITA(1)                                              $ 74,326         $ 88,367
                                                      --------         --------
Amortization of capital assets                          38,137           33,400
Amortization of intangible assets and
  deferred financing fees                               17,676           19,632
                                                      --------         --------
EBIT(2)                                               $ 18,513         $ 35,335
                                                      --------         --------
Interest expense                                        13,114           13,427
Investment income                                         (290)            (152)
Income taxes                                             1,614            7,088
                                                      --------         --------
NET EARNINGS                                          $  4,075         $ 14,972
                                                      ========         ========


(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

ABOUT CINRAM

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions,


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which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

                                      -30-

FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com


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                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

                                                             MARCH 31
                                                           (UNAUDITED)     December 31
                                                               2005           2004
                                                           ----------      ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                $   40,580      $   41,789
  Accounts receivable                                         483,173         518,216
  Income taxes recoverable                                      9,176           8,356
  Inventories                                                  52,838          56,861
  Prepaid expenses                                             16,549          26,573
  Future income taxes                                          22,852          22,872
                                                           ----------      ----------
                                                              625,168         674,667

Capital assets                                                672,934         706,360
Goodwill                                                      328,638         328,393
Intangible assets                                             294,818         315,247
Deferred financing fees                                        22,871          24,344
Other assets                                                   26,662          36,218
Future income taxes                                            11,251          11,804
                                                           ----------      ----------
                                                           $1,982,342      $2,097,033
                                                           ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                         $  140,965      $  213,876
  Accrued liabilities                                         324,012         377,323
  Current portion of long-term debt                           121,924          71,509
  Current portion of obligations under capital leases             748             850
                                                           ----------      ----------
                                                              587,649         663,558

Long-term debt                                                758,707         786,834
Obligations under capital leases                                4,159           4,603
Other long-term liabilities                                    61,515          62,778
Future income taxes                                            89,558          93,069

Shareholders' equity:
  Capital stock                                               172,476         170,145
  Contributed surplus                                           4,374           4,145
  Retained earnings                                           243,056         240,367
  Foreign currency translation adjustment                      60,848          71,534
                                                           ----------      ----------
                                                              480,754         486,191

                                                           ----------      ----------
                                                           $1,982,342      $2,097,033
                                                           ==========      ==========




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                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED STATEMENTS OF
EARNINGS AND RETAINED EARNINGS
(In thousands of U.S. dollars, except per share amounts)

                                                                  Three months ended March 31
                                                                  ---------------------------
                                                                      2005            2004
                                                                  ----------       ----------
                                                                          (unaudited)
Revenue                                                            $ 453,818       $ 462,237
Cost of goods sold                                                   377,989         365,631
                                                                   ---------       ---------
Gross profit                                                          75,829          96,606

Selling, general and administrative expenses                          35,776          41,639
Amortization of intangible assets and deferred financing fees         17,676          19,632
Unusual items                                                          3,864              --
                                                                   ---------       ---------
Earnings before the undernoted                                        18,513          35,335

Interest on long-term debt                                            12,976          12,903
Interest on capital leases                                                83              90
Other interest                                                            55             434
Investment income                                                       (290)           (152)
                                                                   ---------       ---------
Earnings before income taxes                                           5,689          22,060

Income taxes                                                           1,614           7,088
                                                                   ---------       ---------
Net earnings                                                           4,075          14,972

Retained earnings, beginning of period                               240,367         172,564
Effect of a change in accounting policy related to
  stock-based compensation                                                --          (2,759)
Dividends declared                                                    (1,386)         (1,276)
                                                                   ---------       ---------
Retained earnings, end of period                                   $ 243,056       $ 183,501
                                                                   =========       =========

Earnings per share:
  Basic                                                            $    0.07       $    0.27
  Diluted                                                               0.07            0.26
                                                                   =========       =========

Weighted average number of shares outstanding (in thousands):
  Basic                                                               56,858          56,152
  Diluted                                                             57,468          57,393
                                                                   =========       =========



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                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

                                                             Three months ended March 31
                                                             ---------------------------
                                                                 2005            2004
                                                             ----------       ----------
                                                                      (unaudited)
Cash provided by (used in):
OPERATIONS:
  Net earnings                                                $   4,075       $  14,972
  Items not involving cash:
    Amortization                                                 55,813          53,032
    Non-cash stock-based compensation                               229             321
    Loss on disposition of capital assets                            28             149
  Change in non-cash operating working capital                  (59,453)        (38,825)
                                                              ---------       ---------
                                                                    692          29,649
FINANCING:
  Increase in long-term debt                                     39,000              --
  Repayment of long-term debt                                   (16,713)        (23,802)
  Decrease in obligations under capital leases                     (250)         (1,134)
  Issuance of common shares                                       2,331           5,149
  Increase (decrease) in other long-term liabilities                405            (611)
  Dividends paid                                                 (1,386)         (1,277)
                                                              ---------       ---------
                                                                 23,387         (21,675)
INVESTMENTS:
  Transaction costs relating to Time Warner
    acquired businesses                                              --            (890)
  Purchase of capital assets                                    (33,286)        (34,547)
  Proceeds on disposition of capital assets                         173           1,103
  Decrease in other assets                                        9,488           4,975
                                                              ---------       ---------
                                                                (23,625)        (29,359)

Foreign exchange loss on cash held in foreign currencies         (1,663)         (2,495)
                                                              ---------       ---------
Decrease in cash and cash equivalents                            (1,209)        (23,880)
Cash and cash equivalents, beginning of period                   41,789         253,823
                                                              ---------       ---------
Cash and cash equivalents, end of period                      $  40,580       $ 229,943
                                                              =========       =========

Supplemental cash flow information:
  Interest paid                                               $  14,240       $  15,832
  Income taxes paid                                               3,297           1,703
                                                              =========       =========


Cash and Cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.